SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 2)
Under the Securities Exchange Act of 1934

RLJ Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F104

(CUSIP Number)

The RLJ Companies, LLC
3 Bethesda Metro Center
Suite 1000
Bethesda, MD 20814
Attn. H. Van Sinclair
(301) 280-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 74965F104	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
RLJ SPAC Acquisition, LLC

2	Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐
PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		3,218,107 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		3,218,107 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,218,107 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐
CERTAIN SHARES (see instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
41.0% (See Item 5 below)

14	TYPE OF REPORTING PERSON (see instructions)
OO

CUSIP No. 74965F104	13D	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS
The RLJ Companies, LLC
2		Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER
NUMBER OF		-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		3,218,107 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		3,218,107 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,218,107 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐
CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
41.0% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions)
HC-OO

CUSIP No. 74965F104	13D	Page 4 of 8 Pages

1		NAMES OF REPORTING PERSONS
Robert L. Johnson
2		Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER
NUMBER OF		-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		3,218,107 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		3,218,107 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,218,107 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐
CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
41.0% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions)
IN

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 amends the Report on Schedule 13D originally filed on October 15, 2012 (the “Original 13D”, and as amended by the Amendment No. 1 to Schedule 13D filed on June 20, 2013, the “Amended 13D”) by Mr. Robert L. Johnson, The RLJ Companies, LLC (“The RLJ Companies”) and RLJ SPAC Acquisition, LLC (“RLJ SPAC Acquisition”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of RLJ Entertainment, Inc.  Mr. Johnson, The RLJ Companies and RLJ SPAC Acquisition are collectively referred to as the “Reporting Persons.”

Unless indicated otherwise, all items left blank remain unchanged, and any items which are reported are deemed to amend and update the existing items in the Amended 13D.

Item 1.	Security and Issuer.

This statement relates to the Common Stock of RLJ Entertainment, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 8515 Georgia Avenue, Suite 650, Silver Spring, Maryland.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Johnson has made, and intends to make, any purchases pursuant to the Plan described in Item 4 below using up to $2 million of his personal funds.

Item 4.	Purpose of Transaction.

On June 19, 2013, the Issuer announced that Mr. Johnson had adopted a Rule 10b5-1 purchase plan with respect to the purchase of the Common Stock (the “Plan”).  Under the Plan, he may purchase up to $2 million of the outstanding Common Stock from time to time over the next 24 months.  Purchases under the Plan have been, and will be, effected in the discretion of Lazard Capital Markets LLC in the open market or in privately negotiated transactions in compliance with applicable laws and regulations, including the safe harbor provisions of Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Mr. Johnson has not had, and will not have, any control, influence, or authority over purchases made pursuant to the Plan, but Mr. Johnson may terminate the Plan at any time without prior public notice.  In connection with the Plan, Mr. Johnson entered into a Purchase Agreement with Lazard Capital Markets LLC to effect purchases pursuant to the Plan.  See Item 6 below.

Item 5.	Interest in Securities of the Issuer.

The Issuer reported that as of June 13, 2013, it had 13,430,177 outstanding shares of Common Stock. For purposes of Exchange Act Rule 13d-3, each of Mr. Johnson, The RLJ Companies and RLJ SPAC Acquisition may be deemed to beneficially own 7,034,774 shares of Common Stock (approximately 41% of the Common Stock), including 3,218,107 outstanding shares of the Common Stock and warrants to purchase 3,816,667 shares of Common Stock. The Reporting Persons have effected the following transactions in the past 60 days:

(a) On June 27, 2013, they acquired 1,500 shares of Common Stock at an average price of $4.399 per share pursuant to the Plan;

(b) On June 28, 2013, they acquired 25,000 shares of Common Stock at an average price of $4.90 per share pursuant to the Plan;

(c) On July 15, 2013, they acquired 3,220 shares of Common Stock at an average price of $5.168 per share pursuant to the Plan;

(d) On July 16, 2013, they acquired 2,700 shares of Common Stock at an average price of $5.20 per share pursuant to the Plan;

(e) On July 17, 2013, they acquired 2,967 shares of Common Stock at an average price of $5.249 per share pursuant to the Plan;

(f) On July 18, 2013, they acquired 2,300 shares of Common Stock at an average price of $5.256 per share pursuant to the Plan;

(g) On July 19, 2013, they acquired 2,000 shares of Common Stock at an average price of $5.358 per share pursuant to the Plan;

(h) On July 22, 2013, they acquired 2,000 shares of Common Stock at an average price of $5.50 per share pursuant to the Plan;

(i) On July 23, 2013, they acquired 2,209 shares of Common Stock at an average price of $5.495 per share pursuant to the Plan;

(J) On July 24, 2013, they acquired 2,400 shares of Common Stock at an average price of $5.545 per share pursuant to the Plan;

(k) On July 26, 2013, they acquired 1,900 shares of Common Stock at an average price of $5.79 per share pursuant to the Plan;

(1) On July 29, 2013, they acquired 2,100 shares of Common Stock at an average price of $5.60 per share pursuant to the Plan;

(m) On July 30, 2013 they acquired 7,100 shares of Common Stock at an average price of $5.90 per share pursuant to the Plan; and

(n) On July 31, 2013 they acquired 3,200 shares of Common Stock at an average price of $5.7675 per share pursuant to the Plan.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Item 4, Mr. Johnson has entered into the Plan.  The Plan is intended to satisfy the requirements of Rule 10b5-1(c)(1) under the Exchange Act.  The Plan provides for the purchase in the open market or in privately negotiated transactions of a maximum of $2 million of Common Stock during the period June 19, 2013 through June 19, 2015.  All $2 million of Common Stock may not be purchased during such period.  The Plan may be terminated by Mr. Johnson at any time.

In addition, in connection with the Plan, Mr. Johnson also entered into a  Purchase Agreement dated as of June 19, 2013 with Lazard Capital Markets LLC (the “Purchase Agreement”).  The Purchase Agreement provides for Lazard Capital Markets LLC to effect purchases in accordance with the Plan and in accordance with Exchange Act Rule 10b-18.

The foregoing descriptions of the Plan and the Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the Plan and the Purchase Agreement, which are filed as exhibits hereto and are incorporated into this report by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1:	Agreement of Joint Filing among the Reporting Persons (incorporated by reference to Appendix I to the Original 13D).
Exhibit 99.2	Power of Attorney (incorporated by reference to Appendix II to the Original 13D).
Exhibit 99.3
10b5-1 Purchase Plan dated June 19, 2013 [portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission].

Exhibit 99.4	Agreement between Mr. Robert L. Johnson and Lazard Capital Markets LLC dated June 19, 2013 (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to Schedule 13D filed on June 20, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2013	RLJ SPAC ACQUISITION, LLC
By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

Dated: July 31, 2013	THE RLJ COMPANIES, LLC
By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

ROBERT L. JOHNSON
Dated: July 31, 2013	/s/ Robert L. Johnson
Name: Robert L. Johnson